July 13, 2006

Mail Stop 4561

Eugene W. Landy
Juniper Business Plaza
3499 Route 9 North
Freehold, NJ 07728

   Re: **Monmouth Capital Corporation**
       Form 10-K for the year ended December 31, 2005
       File No. 000-24282

Dear Mr. Landy:

   We have completed our review of your Form 10-K and do not, at this time, have any further comments.

   You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3438 if you have questions.

           Sincerely,

           Robert Telewicz
           Staff Accountant